

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2011

<u>Via E-Mail</u>
Ralph Lauren, Chief Executive Officer
Ralph Lauren Corporation
650 Madison Avenue
New York, NY 10022

      Re: **Ralph Lauren Corporation**
              Form 10-K for the Fiscal Year Ended April 2, 2011
              Filed May 26, 2011
              Definitive Proxy Statement Filed on Schedule 14A
              Filed July 7, 2011
              File No. 001-13057

Dear Mr. Lauren:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Pamela Howell
                for

                John Reynolds
                Assistant Director